03-006 Date: May 7, 2003

Contact:
NEWS	Investor/Media Relations:
For Immediate Release	Jim Pendergast Phone (403) 225-7357 Fax (403) 225-7609

Agrium’s CEO John Van Brunt announces retirement	E-mail: investor@agrium.com WWW: http://www.agrium.com

CALGARY, Alberta – The Board of Directors of Agrium Inc. (TSX and NYSE: AGU) announced today that John Van Brunt, Vice-Chairman and Chief Executive Officer has elected to retire as CEO effective September 30, 2003. Mr. Van Brunt will remain Vice-Chairman of Agrium’s Board of Directors and continue in his current capacity with various fertilizer industry associations. In line with Agrium’s succession plan, the Board has announced they will be appointing Mike Wilson, currently President and Chief Operating Officer, to the position of President and CEO on Mr. Van Brunt’s retirement.

Agrium Inc. is a leading global producer and marketer of agricultural nutrients and industrial products and a major retail supplier of agricultural products and services in both North America and Argentina. Agrium produces and markets three primary groups of nutrients: nitrogen, phosphate and potash. Agrium’s strategy is to grow through incremental expansion of its existing operations and acquisitions as well as the development, commercialization and marketing of new products and international opportunities.